UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Period Ended June 30, 2004

Commission File Number 000-50262

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

North Tower, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

     References in this quarterly report to “we”, “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda.

     We are the successor entity to the International Telecommunications Satellite Organization, formerly known as INTELSAT and referred to as the IGO, which was created on an interim basis in 1964 and formally established in February 1973. On July 18, 2001, the IGO privatized by transferring substantially all of its assets and liabilities to Intelsat, Ltd. and its wholly owned subsidiaries.

     Our principal executive offices are located at North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and our telephone number is (441) 294-1650.

FINANCIAL AND OTHER INFORMATION

     Unless otherwise indicated, all references to “dollars” and “$” in this quarterly report are to, and all monetary amounts in this quarterly report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this quarterly report has been prepared in accordance with accounting principles generally accepted in the United States.

     Certain monetary amounts, percentages and other figures included in this quarterly report have been subject to rounding adjustments. Accordingly, figures shown as totals in tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

FORWARD-LOOKING STATEMENTS

     Some of the statements in this quarterly report constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

     When used in this quarterly report, the words “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “intend”, “potential” and “continue” and the negatives of these terms and other similar expressions are intended to identify forward-looking statements. Examples of the forward-looking statements in this quarterly report include, but are not limited to, statements relating to our expectations about warranty payments relating to the loss of the Telstar 4 satellite that we had originally agreed to acquire in connection with the Loral transaction described in this quarterly report; statements relating to the date by which our IS-10-02 satellite is expected to become operational and the expected launch date of our IA-8 satellite; statements relating to contributions to pension plans; statements relating to the renewal of certain insurance policies; statements relating to the impact that the loss of MCI, Inc. or Verestar, Inc. could have on our revenue; statements relating to the impact on bad debt expense in future periods of a settlement on pre-petition receivables in connection with MCI, Inc.’s emergence from bankruptcy protection; statements about our belief that, for operational reasons, SES AMERICOM, Inc. would likely assume most of our existing contracts with Verestar, Inc.; statements relating to the expected timeframe for closing of, and our intended method of financing, our proposed acquisition, as described in this quarterly report, of the business of COMSAT General Corporation and certain of its affiliates; statements relating to the potential of another party’s investment in or acquisition of us and the impact that such a transaction could have on our business and financial condition; statements relating to our expectation that our most significant cash outlay in 2004, excluding expenditures relating to the Loral transaction, arise from the payment of $400.0 million in debt maturing in 2004, $200.0 million of which has already been paid, and the funding of capital expenditures; statements relating to our expectation that, other than in connection with the Loral transaction, our liquidity requirements in 2004 can be met with cash on hand and cash provided by operating activities; other statements regarding our expected capital expenditures, capital resources and liquidity in 2004; and statements relating to our exposure to interest rate risk.

     The forward-looking statements made in this report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3.D — “Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2003 on file with the Securities and Exchange Commission. In addition to the occurrence of any of these risk factors, other factors that may cause results or developments to differ materially from the forward-looking statements made in this report include, but are not limited to:

     • the quality and price of comparable communications services offered or to be offered by our competitors;

     • the perceptions of our business, operations and financial condition and the industry in which we operate by the financial community and rating agencies;

     • political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and

     • other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

     In connection with the proposed acquisition, as described in this quarterly report, from COMSAT General Corporation and certain of its affiliates of their business of providing satellite-based communications services to the U.S. government and other customers, factors that may cause results or developments to differ materially from the forward-looking statements made in this report include, but are not limited to, the failure to complete the proposed transaction or the need to modify aspects of the proposed transaction in order to obtain required regulatory approvals; the inability to attract and retain the personnel necessary for the operation of the business to be acquired; the inability to retain and continue to serve successfully customers gained in connection with the transaction; the incurrence of unexpected costs of integration; and the failure to achieve our strategic or financial objectives for the proposed transaction.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this quarterly report and are urged to view all forward-looking statements made in this report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL INFORMATION

A. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	June 30,
	2003	2004
		(unaudited)
	(in thousands, except share and
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$601,296	$417,782
Restricted cash	700,000	—
Receivables, net of allowance of $32,110 and $31,874, respectively	203,647	202,823
Deferred income taxes	14,524	14,524

Total current assets	1,519,467	635,129
Satellites and other property and equipment, net	3,293,008	3,911,249
Amortizable intangible assets, net	25,205	87,571
Non-amortizable intangible assets	—	255,002
Goodwill	58,202	58,202
Deferred income taxes	1,943	2,147
Investment in affiliate	56,916	55,098
Other assets	117,976	181,274

Total assets	$5,072,717	$5,185,672

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$1,098,591	$400,000
Accounts payable and accrued liabilities	207,941	227,129
Deferred satellite performance incentives	7,118	7,477
Deferred revenue	28,635	38,070
Capital lease obligations	5,290	5,447

Total current liabilities	1,347,575	678,123
Long-term debt, net of current portion	1,265,349	1,960,911
Deferred satellite performance incentives, net of current portion	45,296	42,787
Deferred revenue, net of current portion	6,801	50,827
Accrued retirement benefits	48,181	51,833

Total liabilities	2,713,202	2,784,481

Minority interest in consolidated affiliate	15,115	21,866
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 and 166,974,925 shares issued as of December 31, 2003 and June 30, 2004, respectively	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	649,199	684,458
Accumulated other comprehensive (loss) income:
Minimum pension liability, net of tax	(1,270)	(1,270)
Unrealized gain on available-for-sale securities, net of tax	1,403	1,069
Ordinary shares held by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,344,400	2,379,325

Total liabilities and shareholders’ equity	$5,072,717	$5,185,672

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
	(in thousands, except share and per share amounts)
Revenue	$244,508	$261,671	$483,420	$496,969

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	36,963	56,810	69,471	96,077
Selling, general and administrative	28,579	35,406	57,756	70,234
Depreciation and amortization	101,499	116,773	199,199	222,063

Total operating expenses	167,041	208,989	326,426	388,374

Income from operations	77,467	52,682	156,994	108,595
Interest expense	23,556	33,758	44,295	74,282
Interest income	225	871	247	3,369
Other (expense) income, net	(3,379)	5,252	10,727	8,633

Income before income taxes	50,757	25,047	123,673	46,315
Provision for income taxes	8,150	6,543	16,985	11,056

Net income	$42,607	$18,504	$106,688	$35,259

Basic and diluted net income per ordinary share	$0.27	$0.12	$0.67	$0.22

Basic and diluted weighted average ordinary shares outstanding	160,382,120	160,382,120	160,382,120	160,382,120

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,
	2003	2004
	(in thousands)
Cash flows from operating activities:
Net income	$106,688	$35,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	199,199	222,063
Provision for doubtful accounts	2,398	5,868
Foreign currency transaction loss	149	769
Minority interest in consolidated affiliate	(395)	956
Equity in losses of affiliate	363	1,818
Amortization of bond discount and issuance costs	591	2,765
Decrease in amount due to Teleglobe Inc.	(10,446)	—
Changes in operating assets and liabilities, net of effects of acquisitions and investment in consolidated affiliate:
Receivables	38,300	(5,044)
Other assets	10,127	(1,075)
Accounts payable and accrued liabilities	(52,484)	16,178
Deferred revenue	2,627	(7,927)
Accrued retirement benefits	(25,069)	3,652

Net cash provided by operating activities	272,048	275,282

Cash flows from investing activities:
Payments for satellites and other property and equipment	(105,313)	(240,321)
Payment for deposit on future satellite	—	(50,000)
Payment for rights to orbital location	—	(32,000)
Decrease in restricted cash	—	700,000
Investment in and advances to affiliate	(58,000)	—
Cash acquired from investment in consolidated affiliate	17,932	—
Payments for asset acquisitions	—	(965,063)
Insurance proceeds	—	141,000
Other	—	(8,166)

Net cash used in investing activities	(145,381)	(454,550)

Cash flows from financing activities:
Repayment of long-term debt	—	(200,000)
Repayments of commercial paper borrowings, net	(25,979)	—
Proceeds from credit facility borrowings	—	200,000
Debt issuance costs	—	(4,000)
Principal payments on deferred satellite performance incentives	(56,561)	(2,150)
Principal payments on capital lease obligations	(3,257)	(3,122)
Cash contribution from minority investor in consolidated affiliate	—	5,795

Net cash used in financing activities	(85,797)	(3,477)

Effect of exchange rate changes on cash	(149)	(769)

Net increase (decrease) in cash and cash equivalents	40,721	(183,514)
Cash and cash equivalents, beginning of period	9,466	601,296

Cash and cash equivalents, end of period	$50,187	$417,782

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,
	2003	2004
	(in thousands)
Supplemental cash flow information:
Interest paid, net of amount capitalized	$56,595	$78,174
Income taxes paid	$1,394	$624
Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$10,063	$—
Net liabilities assumed in investment in consolidated affiliate, net of cash	$1,936	$—
Minority interest in consolidated affiliate at the date of acquisition	$17,153	$—
Net asset reduction on extinguishment of deferred satellite performance incentive liability	$36,455	$—
Amounts included in accounts payable and accrued liabilities related to extinguishment of deferred satellite performance incentive liability	$6,649	$—
Non-cash contribution from consolidated affiliate	$—	$3,243
Unrealized loss on available-for-sale securities, net of tax	$—	$(334)

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

Note 1 Basis of presentation

     The unaudited condensed consolidated financial statements of Intelsat, Ltd. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. Certain prior period amounts have been reclassified to conform to the current period’s presentation. The results of operations for the periods presented are not necessarily indicative of operating results for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Intelsat, Ltd.’s annual report on Form 20-F for the fiscal year ended December 31, 2003 on file with the Securities and Exchange Commission (“Intelsat’s Form 20-F”). References to “Intelsat” or the “Company” herein refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries.

     During the second quarter of 2004, Intelsat began segment reporting for two segments – “Intelsat FSS” and “Galaxy” due to the increased level of activity of Intelsat’s Galaxy segment as a result of the launch of its pay television service in February 2004. References to the “Intelsat FSS” segment herein refer to Intelsat, Ltd. and its wholly owned subsidiaries, and references to the “Galaxy” segment herein refer to Galaxy Satellite TV Holdings Limited, in which Intelsat holds a 51% ownership interest, and its wholly owned Galaxy Satellite Broadcasting Limited subsidiary.

Note 2 Stock-based compensation

     The Company has a share option plan, established in July 2001, that is described more fully in Note 14 to the consolidated financial statements included in Intelsat’s Form 20-F. As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic method of measuring and recognizing employee stock-based transactions under Accounting Principles Board Opinion No. 25. Consequently, as all options granted under the Company’s 2001 plan had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant, no stock-based employee compensation cost is reflected in net income. As of June 30, 2004, options to purchase 3,067,413 ordinary shares were outstanding under this plan.

     In January 2004, Intelsat’s board of directors approved a 2004 share incentive plan and the reservation of ordinary shares for issuance under the plan, subject to the approval of the Company’s shareholders. The 2004 share incentive plan, the reservation of ordinary shares for issuance under the plan and the issuance of ordinary shares under the plan were approved by Intelsat’s shareholders at a special general meeting of shareholders held in March 2004. As of June 30, 2004, the Company had granted options to purchase 2,177,202 ordinary shares and had granted 308,170 restricted shares and 100,000 restricted share units under this plan, as amended. In addition, in July 2004 the Company granted options to purchase 1,365,066 ordinary shares and granted 294,758 restricted shares and 28,506 restricted share units. The 308,170 restricted shares are included in the accompanying consolidated balance sheet as issued as of June 30, 2004 but are excluded from the computation of basic earnings per share.

     The awards under the 2004 plan provide a liquidity feature whereby the holders of the equity awards can require the Company to repurchase the underlying ordinary shares at any time after vesting at the then estimated fair market value. This liquidity mechanism results in variable accounting for the equity awards that requires the Company to re-measure the intrinsic value of the equity awards at each reporting period and recognize compensation expense, along with a corresponding liability due to the share repurchase features, based on the equity awards’ vesting schedules. Increases in the estimated fair market value of the Company’s ordinary shares could result in significant compensation expense in future periods.

     The following table illustrates the effect on net income and earnings per share for the three and six months ended June 30, 2003 and 2004 if compensation expense had been determined based on the estimated fair value of the awards granted under the 2001 and 2004 plans at the grant dates consistent with the method of accounting under SFAS No. 123.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
Net income, as reported	$42,607	$18,504	$106,688	$35,259
Add:
Compensation expense recognized in net income, as reported	—	732	—	732
Deduct:
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	611	615	1,227	1,490

Pro forma net income	$41,996	$18,621	$105,461	$34,501

Earnings per share:
Basic and diluted–as reported	$0.27	$0.12	$0.67	$0.22

Basic and diluted–pro forma	$0.26	$0.12	$0.66	$0.22

Note 3 Purchase of the North American satellite assets of Loral Space & Communications Corporation

     On March 17, 2004, Intelsat completed its purchase of certain of the satellites and related assets of Loral Space & Communications Corporation and certain of its affiliates (collectively, “Loral” or the “Sellers”). Intelsat acquired these satellites and related assets for a purchase price of $965,063, net of assumed liabilities of $64,769 and transaction costs estimated at $14,538 in connection with the transaction, pursuant to an asset purchase agreement with the Sellers dated as of July 15, 2003. The assets that Intelsat acquired include four in-orbit satellites, one satellite under construction, the rights to six orbital locations and various assets relating to the satellites and the business that the Sellers conducted on the satellites, including customer contracts. In addition, Intelsat assumed certain specified contractual commitments of the Sellers relating to the acquired assets. Intelsat financed the Loral transaction with the proceeds from its issuance in November 2003 of its 5.25% Senior Notes due 2008 and its 6.50% Senior Notes due 2013. The financial results associated with the assets acquired in connection with the Loral transaction are included in the Company’s consolidated financial statements beginning on March 17, 2004.

     Under the original terms of the asset purchase agreement, Intelsat had also agreed to acquire the Telstar 4 satellite, which was declared a total loss in September 2003 due to a significant anomaly. In October 2003, the asset purchase agreement was amended to provide that Intelsat would not acquire ownership of Telstar 4. The Telstar 4 satellite was insured for $141,000, and in 2003 the Sellers filed an insurance claim for that amount. Under the asset purchase agreement, Intelsat was entitled to any insurance proceeds paid in respect of the Telstar 4 failure, net of warranty payments to customers, and was required to reimburse the Sellers for payments made in respect of warranty claims made after Intelsat’s receipt of these insurance proceeds. Intelsat currently expects the warranty payments owed to customers to be approximately $1,157. These warranty payments may increase if customers that previously leased capacity on the Telstar 4 satellite exercise termination rights. At the date of acquisition, Intelsat recorded the $141,000 of expected insurance proceeds as an insurance receivable, and the $1,157 of expected warranty claims were included in accounts payable and accrued liabilities. Intelsat received all $141,000 of the insurance receivable during the second quarter of 2004.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     The Loral transaction was accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. Based upon the appraisals received and management’s estimates, the purchase price was allocated to the assets and liabilities acquired as follows:

Insurance receivable	$141,000
Satellites	597,403
Other assets	18,019
Customer relationships	64,946
Orbital locations	223,002
Deferred revenue	(61,388)
Accounts payable and accrued liabilities	(3,381)
Transaction costs	(14,538)

Total cash consideration, net of assumed liabilities and transaction costs	$965,063

     The following unaudited pro forma results of operations for the three and six months ended June 30, 2003 and 2004 are presented as though the Loral transaction had occurred at the beginning of the periods presented, after giving effect to purchase accounting adjustments relating to depreciation and amortization of assets acquired and other acquisition-related adjustments. The pro forma results of operations are not necessarily indicative of the combined results that would have occurred had the acquisition been consummated at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

	Three Months	Three Months
	Ended June 30,	Ended June 30,
	2003	2004
Revenue	$277,714	$261,671
Net income	$42,183	$18,504
Basic and diluted net income per ordinary share	$0.26	$0.12

	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2003	2004
Revenue	$559,954	$526,404
Net income	$112,472	$49,290
Basic and diluted net income per ordinary share	$0.70	$0.31

     Pursuant to the asset purchase agreement, in March 2004 Intelsat entered into a procurement agreement with Space Systems/Loral, Inc. (“SS/L”) for a new satellite. At the time of the closing of the Loral transaction, Intelsat paid to SS/L a deposit of $50,000, which is recorded in other assets, as prepayment for a portion of the purchase price of the new satellite. SS/L’s obligations under the procurement agreement have been secured by SS/L’s and its affiliates’ interests in an in-orbit satellite, insurance proceeds relating to the satellite and other collateral.

Note 4 Restricted cash

     Restricted cash as of December 31, 2003 related to $700,000 of the $1,100,000 in aggregate principal amount of Intelsat’s Senior Notes issued in November 2003 that mature in 2008 and 2013. An aggregate of $700,000 in principal amount of the 2008 notes and 2013 notes was subject to mandatory redemption as at December 31, 2003 upon the occurrence of specified mandatory redemption events. The remaining $400,000 in aggregate principal amount of the 2008 notes and 2013 notes was not subject to mandatory redemption.

     As of June 30, 2004, the $700,000 in restricted cash was no longer subject to mandatory redemption as none of the mandatory redemption events had occurred by the date specified for their occurrence. Substantially all of the proceeds from the Company’s issuance in November 2003 of the 5.25% Senior Notes due 2008 and the 6.50%

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

Senior Notes due 2013, including the $700,000 in restricted cash, were used to pay the $965,063 cash purchase price for the Loral transaction.

Note 5 Receivables

     Receivables were comprised of the following:

	As of	As of
	December 31,	June 30,
	2003	2004
Service charges:
Unbilled	$88,821	$80,333
Billed	134,234	142,717
Other	12,702	11,647
Allowance for doubtful accounts	(32,110)	(31,874)

Total	$203,647	$202,823

Note 6 Satellites and other property and equipment

     Satellites and other property and equipment were comprised of the following:

	As of	As of
	December 31,	June 30,
	2003	2004
Satellites, launch vehicles and launch services	$6,329,749	$7,118,185
Information systems and ground segment	710,265	682,665
Buildings and other	229,275	234,297

Total cost	7,269,289	8,035,147
Less: accumulated depreciation	(3,976,281)	(4,123,898)

Total	$3,293,008	$3,911,249

     Satellites and other property and equipment included construction-in-progress balances of $197,228 as of December 31, 2003 and $538,707 as of June 30, 2004. These amounts relate primarily to satellites under construction and related launch services for IS-10-02 as of December 31, 2003 and for IS-10-02 and IA-8 as of June 30, 2004. Interest costs of $3,647 were capitalized during the three months ended June 30, 2003, and interest costs of $6,533 were capitalized during the three months ended June 30, 2004. Capitalized interest costs were $10,173 during the six months ended June 30, 2003 and $10,704 during the six months ended June 30, 2004.

Note 7 Satellite developments

     In June 2004, Intelsat launched the IS-10-02 satellite, which is expected to become operational in mid-August 2004. The IA-8 satellite (acquired in connection with the Loral transaction described in Note 3 above) was expected to be launched in the third quarter of 2004 but has been delayed until the fourth quarter pending completion of an inquiry by the launch manufacturer of an in-flight anomaly that occurred during a recent launch for another satellite operator.

Note 8 Investment in consolidated affiliate

     In February 2003, Intelsat Hong Kong LLC (“Intelsat Hong Kong”) entered into a subscription and shareholders agreement with TVB Satellite TV Holdings Limited (“TVB Holdings”) and Galaxy Satellite TV Holdings Limited (“Galaxy Holdings”), pursuant to which Intelsat Hong Kong agreed to acquire a 51% stake in Galaxy Holdings. In connection with the agreement, Galaxy Holdings acquired the outstanding shares of Galaxy Satellite Broadcasting Limited (“Galaxy Satellite”), which holds licenses to provide pay television and teleport services in Hong Kong. TVB Holdings holds the remaining 49% stake in Galaxy Holdings.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     Intelsat Hong Kong’s total contribution of HK$542,000 (approximately U.S.$69,500 at the date of the agreement) is comprised of HK$413,300 (approximately U.S.$53,000 at the date of the agreement) in cash, payable in installments in 2003, 2004 and 2005, and HK$128,700 (approximately U.S.$16,500 at the date of the agreement) in kind in the form of satellite capacity to be provided to Galaxy Satellite. TVB Holdings agreed to contribute a total consideration valued at HK$520,750, consisting of HK$196,600 in cash, payable in installments in 2003, 2004 and 2005, and HK$324,150 in kind in the form of programming to be provided to Galaxy Satellite by Television Broadcasts Limited, which is the parent company of TVB Holdings. In February 2003 and February 2004, Intelsat Hong Kong and TVB Holdings each made its required cash contributions. For Intelsat Hong Kong, these cash contributions were HK$173,900 (approximately U.S.$22,300) in 2003 and HK$158,300 (approximately U.S.$20,397) in 2004. Under the agreement, if the board of directors of Galaxy Holdings determines that the aggregate amount of the cash contributions made by Intelsat Hong Kong and TVB Holdings in 2003, 2004 and 2005 as set forth above is insufficient to fund Galaxy Satellite’s start-up and initial operational costs, then Intelsat Hong Kong and TVB Holdings are required to make additional cash contributions up to an aggregate of HK$170,100, or approximately U.S.$21,800 at the date of the agreement. The amount of any such contributions that Intelsat Hong Kong and TVB Holdings would be required to make would be based on their percentage ownership interests in Galaxy Holdings at the time of the contributions.

     Intelsat’s condensed consolidated financial statements reflect the investment in Galaxy Holdings as an investment in a consolidated affiliate. Consequently, Intelsat’s condensed consolidated financial statements include the assets and liabilities of Galaxy Holdings and Galaxy Satellite as of December 31, 2003 and June 30, 2004, as well as the results of operations of Galaxy Holdings and Galaxy Satellite from the date of Intelsat’s initial investment in Galaxy Holdings through June 30, 2003 and 2004. Galaxy Satellite’s financial statements are denominated in Hong Kong dollars. TVB Holdings’ interest in the net assets of Galaxy Holdings and Galaxy Satellite as of December 31, 2003 and June 30, 2004 is reflected in the consolidated financial statements as a minority interest in a consolidated affiliate. Intelsat recognizes the minority interest’s share of losses in its consolidated financial statements because of TVB Holdings’ commitment to make additional contributions to Galaxy Holdings, as described above.

     Galaxy Satellite launched its pay television service in February 2004. Associated programming costs are included as part of direct costs of revenue in Intelsat’s consolidated financial statements.

Note 9 Goodwill, orbital locations and other intangible assets

     The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following:

	As of	As of
	December 31,	June 30,
	2003	2004
Customer relationships	$26,824	$91,770
Business application software	638	638

Subtotal	27,462	92,408
Less: accumulated amortization	(2,257)	(4,837)

Total	$25,205	$87,571

     During the six months ended June 30, 2004, the Company acquired customer relationships in connection with the closing of the Company’s purchase of certain satellites and related assets from Loral (as described in Note 3). These customer relationships were valued at $64,946 as part of the purchase price allocation.

     Customer relationships have an average life of fourteen years and business application software has an average life of two years. The Company recorded no amortization expense related to these assets for the three and six months ended June 30, 2003. The Company recorded amortization expense of $1,718 and $2,580 for the three and six months ended June 30, 2004.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     Scheduled amortization charges for the intangible assets subject to amortization as of June 30, 2004 were as follows:

Customer Relationships and
Business Application Software
2004	$3,410
2005	6,555
2006	6,555
2007	6,555
2008	6,555
2009 and thereafter	57,941

Total	$87,571

     The carrying amount of acquired intangible assets not subject to amortization consisted of the following:

	As of	As of
	December	June 30,
	31, 2003	2004
Goodwill	$58,202	$58,202

Orbital locations	$—	$255,002

     During the six months ended June 30, 2004, the Company acquired rights to six orbital locations in connection with the closing of the Loral transaction, as described in Note 3 above. The rights to these orbital locations were valued at $223,002 at the date of acquisition. In addition, Intelsat purchased the rights to an orbital location from New Skies Satellites N.V. (“New Skies”) for $32,000. Because these rights have been deemed to have indefinite useful lives, they will not be subject to amortization expense. However, they will be tested for impairment annually or when a change in circumstances occurs.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

Note 10 Notes payable, long-term debt and other financing arrangements

     The carrying amounts of long-term debt were as follows:

	As of	As of
	December	June 30,
	31, 2003	2004
Dragon bond 6.625% Notes due March 22, 2004	$200,000	$—
Eurobond 8.375% Notes due October 14, 2004	200,000	200,000
Eurobond 8.125% Notes due February 28, 2005	200,000	200,000
Term loan borrowing due March 17, 2007	—	200,000
5.25% Senior Notes due November 1, 2008	400,000	400,000
Discount, net of amortization, on the 5.25% Senior Notes due November 1, 2008	(98)	(88)
7.625% Senior Notes due April 15, 2012	600,000	600,000
Discount, net of amortization, on the 7.625% Senior Notes due April 15, 2012	(3,700)	(3,537)
6.50% Senior Notes due November 1, 2013	700,000	700,000
Discount, net of amortization, on the 6.50% Senior Notes due November 1, 2013	(2,117)	(2,038)
Note payable to Lockheed Martin Corporation, 7%, payable in annual installments of $5,000, beginning January 1, 2007	20,000	20,000
Note payable to TVB Holdings, 8%, $6,598 payable in 2007 and $8,284 payable in 2008	14,882	14,882
Capital lease obligations	40,263	37,141

Total long-term debt	$2,369,230	$2,366,358

Less:
Current portion of capital lease obligations	5,290	5,447
Current portion of notes payable	1,098,591	400,000

Total current portion	$1,103,881	$405,447

Total long-term debt, excluding current portion	$1,265,349	$1,960,911

     In December 2003, Intelsat entered into a credit agreement with a group of banks for an $800,000 three-year unsecured credit facility, consisting of a $400,000 term loan facility and a $400,000 revolving facility. The credit facility expires in March 2007. Upon the closing of the $800,000 credit facility in March 2004, the $400,000 unsecured revolving facility replaced a $500,000 three-year unsecured revolving credit facility that Intelsat had previously had in place and under which no funds had been borrowed. Intelsat borrowed $200,000 under the $400,000 term loan facility to repay its $200,000 in principal amount of Dragon bond 6.625% Notes due March 22, 2004. The Company may only use the remaining $200,000 of the term loan portion of the facility to repay the $200,000 in principal amount of Eurobond 8.375% Notes due October 14, 2004. Intelsat expects that the $400,000 revolving credit facility obtained in March 2004 will be used for working capital requirements and to support the Company’s commercial paper program. As of June 30, 2004, Intelsat had $200,000 in outstanding borrowings under the term loan portion of the credit facility and no borrowings outstanding under the revolving portion of the credit facility. Intelsat’s $800,000 credit facility contains financial and operating covenants that, among other things, require the Company to maintain financial coverage ratios, limit the Company’s ability to pledge assets as security for additional borrowings and limit the Company’s ability to pay dividends on its ordinary shares. As of June 30, 2004, Intelsat was in compliance with these covenants.

     As described in Note 8 above, Intelsat’s condensed consolidated balance sheet includes Galaxy’s assets and liabilities as of December 31, 2003 and June 30, 2004. The note payable to TVB Holdings for $14,882 is a note payable by Galaxy Satellite.

Note 11 Retirement plans and other retiree benefits

     Note 13 to the consolidated financial statements included in Intelsat’s Form 20-F indicated that Intelsat expected to contribute $456 to its pension plan during 2004. Intelsat contributed $155 to its pension plan during the three months ended June 30, 2004 and $306 during the six months ended June 30, 2004.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     Net periodic pension and other post-retirement benefits costs include the following components for the three and six months ended June 30, 2003 and 2004.

	Three Months Ended June 30,
			Other Post-retirement
	Pension Benefits		Benefits
	2003	2004	2003	2004
Service cost	$1,919	$1,485	$1,333	$987
Interest cost	6,350	4,519	973	941
Expected return on plan assets	(7,399)	(5,953)	—	—
Amortization of unrecognized prior service cost	22	12	—	(267)
Amortization of unrecognized net loss (gain)	173	737	(208)	—
Amortization of unrecognized transition asset	10	14	—	—

Total costs	$1,075	$814	$2,098	$1,661

	Six Months Ended June 30,
			Other Post-retirement
	Pension Benefits		Benefits
	2003	2004	2003	2004
Service cost	$3,840	$2,971	$2,653	$2,206
Interest cost	12,704	9,039	1,936	2,126
Expected return on plan assets	(14,805)	(11,905)	—	—
Amortization of unrecognized prior service cost	44	23	—	(343)
Amortization of unrecognized net loss (gain)	347	1,473	(414)	—
Amortization of unrecognized transition asset	21	13	—	—

Total costs	$2,151	$1,614	$4,175	$3,989

Note 12 Related party transactions

     (a) Shareholder relationships

     Intelsat is the successor entity to the International Telecommunications Satellite Organization (the “IGO”), which was created on an interim basis in 1964 and formally established in February 1973. On July 18, 2001, the IGO privatized by transferring substantially all of its assets and liabilities to Intelsat and its wholly owned subsidiaries. Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership interests in the IGO. The IGO’s owners were also its principal customers, and they received ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As Intelsat is the successor entity to the IGO, a significant number of the Company’s customers are also its shareholders. Lockheed Martin Corporation is the Company’s largest shareholder. Intelsat’s shareholders, most of which were the IGO’s owners, accounted for approximately 52% of revenue for the three months ended June 30, 2003 and approximately 45% for the three months ended June 30, 2004. For the six months ended June 30, 2003 and 2004 these shareholders accounted for approximately 54% and 47% of revenue.

     (b) Shareholder collateral and other deposits

     Included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets are collateral and other deposits held from customers that are also shareholders in the amounts of $18,976 at December 31, 2003 and $16,534 at June 30, 2004. Collateral generally represents cash balances held in accordance with service agreements. Deposits generally represent cash balances held to secure future capacity under right of first refusal arrangements. Associated cash balances contain no restrictions and generally are non-interest bearing.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     (c) Amendment to Teleglobe Share Purchase Agreement

     During the three months ended June 30, 2003, the Company recorded other expense of $3,570 in connection with an increase in an obligation payable by Intelsat under a share purchase agreement with Teleglobe Inc. During the six months ended June 30, 2003, the Company recorded other income of $10,446 as a result of a decrease in this obligation. There was no other expense or other income recorded during the three and six months ended June 30, 2004 related to this agreement.

     In March 2004, Intelsat Global Sales & Marketing Ltd. (“Intelsat Global Sales”) and Teleglobe Inc. entered into an amendment to the share purchase agreement, which is described in Note 21(b) to the consolidated financial statements included in Intelsat’s Form 20-F. The amendment provided that the Intelsat shares acquired by Intelsat Global Sales from Teleglobe Inc., which had been held in escrow, would be valued pursuant to a formula based on the range for the initial public offering price of the Company’s ordinary shares set forth on the cover page of the prospectus filed in connection with the Company’s contemplated initial public equity offering. Based on this amendment, all of the shares held in escrow were distributed to Intelsat Global Sales in April 2004. These shares were then transferred to Intelsat (Bermuda), Ltd. in June 2004.

Note 13 Income per ordinary share

     Basic net income per ordinary share includes no dilution and is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted net income per ordinary share includes potential dilution that could occur if securities convertible into ordinary shares or other contracts for the issuance of ordinary shares were exercised or converted into ordinary shares. Basic and diluted net income per ordinary share are identical for all periods presented as the effect of share options, restricted shares and restricted share units outstanding during these periods was antidilutive.

Note 14 Contingencies

     (a) Insurance

     Intelsat currently has in place an insurance policy expiring in November 2004 that covers the in-orbit operations of the seven Intelsat IX series satellites. Under the terms of this policy, the Company co-insures $150,000 of the net book value of each covered satellite, and the insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. Intelsat has obtained insurance covering the book value of the IS-10-02 satellite, excluding capitalized performance incentives, for the period from the satellite’s launch through its in-orbit testing. After completion of the in-orbit testing period, Intelsat will co-insure approximately $53,000 of the net book value of the IS-10-02 satellite through its first year of in-orbit operations, with insurers covering the balance of the net book value, excluding capitalized performance incentives. Two of the four in-orbit satellites acquired in connection with the Loral transaction are currently insured under policies expiring in August and September 2004. Intelsat does not anticipate renewing the policies relating to the satellites acquired in the Loral transaction as the net book value of each of these satellites at its policy expiration date will be below $150,000. Intelsat does not have in-orbit insurance coverage for 16 of its IS satellites as the net book value of each of these satellites is below $150,000. In addition, the IA-6 and IA-5 satellites, which have net book values of less than $150,000, were covered under insurance policies that expired in April 2004 and May 2004 and are no longer insured.

     (b) Litigation and claims

     The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

     On June 24, 2004, a putative class action complaint was filed against Intelsat in the U.S. District Court for the District of Columbia. The named plaintiffs are three Intelsat retirees and one surviving spouse of a deceased retiree. The complaint alleges, among other things, that Intelsat wrongfully modified health plan terms to deny coverage to surviving spouses and dependents of deceased Intelsat retirees. Plaintiffs also seek a declaratory ruling that putative class members are entitled to health plan benefits in perpetuity and that changing the health plan terms would constitute a breach of fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, as amended, and a breach of contract. Plaintiffs are seeking injunctive relief and unspecified monetary damages. Intelsat believes that the litigation is without merit and intends to defend it vigorously.

     (c) MFC and LCO protections

     Most of the customer service commitments entered into prior to the privatization were transferred to Intelsat pursuant to novation agreements. These agreements contain provisions, including provisions for most favored customer (“MFC”) and lifeline connectivity obligation (“LCO”) protections, that constrain Intelsat’s ability to price services in some circumstances. MFC protection entitles eligible customers to the lowest rate Intelsat charges after July 18, 2001 for satellite capacity having substantially the same technical and commercial terms, subject to limited exceptions. MFC protection continues until July 18, 2006. Intelsat management does not believe that the MFC terms significantly restrict the Company’s ability to price services competitively. Intelsat’s LCO contracts require the Company to provide customers with the right to renew their service commitments covered by LCO contracts at prices no higher than the prices charged for those services on the privatization date. Under some circumstances, Intelsat may also be required by an LCO contract to reduce the price for a service commitment covered by the contract. LCO protection may continue until July 18, 2013. As of June 30, 2004, MFC and LCO obligations had not had a material effect on the Company’s results of operations or financial position.

     (d) ORBIT Act

     Intelsat is subject to the requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act (the “ORBIT Act”), which sets forth criteria that the U.S. Federal Communications Commission (the “FCC”) must evaluate in considering Intelsat’s license and renewal applications and in connection with customer requests for authorization to use Intelsat’s satellite capacity to provide “non-core services” to, from or within the United States and to provide “additional services.” “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. The FCC defines “additional services” as direct-to-home or direct broadcast satellite video services or services in the Ka- or V-band. One of the statutory criteria requires Intelsat to make an initial public offering. Pursuant to an amendment to the ORBIT Act that became law in May 2004, the initial public offering must be conducted by no later than June 30, 2005, which may be extended to December 31, 2005 by the FCC. If the FCC determines that Intelsat has failed to comply with the requirements of the ORBIT Act, the FCC may impose limitations on or deny Intelsat’s applications for satellite licenses and for the renewal of these licenses and may limit or revoke previous authorizations to provide “non-core services” to, from or within the United States. The FCC may also deny licensing for “additional services.”

     The FCC’s order relating to the Loral transaction prohibits Intelsat North America LLC from using the satellites acquired from Loral to provide capacity for direct-to-home (“DTH”) services until Intelsat has completed an initial public offering that meets the requirements of the ORBIT Act. However, the FCC granted special temporary authority to Intelsat North America LLC to provide capacity for DTH services to the former Loral customers that were providing DTH services at the time of the closing of the Loral transaction. This special temporary authority was extended in July 2004 and currently expires on March 12, 2005. In March 2004, one of Intelsat’s competitors, SES AMERICOM, Inc. (“SES”), filed an application for review of the FCC’s order relating to the Loral transaction. SES’ application requests that the FCC vacate the special temporary authority to provide capacity for DTH services and requests that the FCC reconsider its decision not to impose conditions on Intelsat’s ability to provide services to the U.S. government using the acquired satellites. The comment period relating to SES’ application has ended, and the FCC has not yet acted on the application. If the FCC’s decision on SES’ application is adverse to Intelsat, the FCC could revoke the special temporary authority under which Intelsat North America LLC is providing capacity for DTH services.

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

Note 15 Business segment and geographic information

     Intelsat operates in two business segments. Intelsat FSS provides satellite services to communications customers around the world, and Galaxy provides a pay television service launched in February 2004. The geographic distribution of Intelsat’s consolidated revenue, based on the locations of customers to which services are billed, was as follows:

	Three Months Ended June 30,
	2003	2004
North America and Caribbean	28%	37%
Europe	23%	22%
Asia Pacific	18%	12%
Sub-Saharan Africa	13%	13%
Latin America	12%	10%
Middle East and North Africa	6%	6%

     Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

     The tables below show segment information for Intelsat FSS and Galaxy as discussed in Note 1 above.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
Revenue
Intelsat FSS	$242,389	$260,377	$480,714	$494,290
Galaxy	2,119	2,467	2,706	4,460
Eliminations	—	(1,173)	—	(1,781)

Consolidated revenue	$244,508	$261,671	$483,420	$496,969

Direct costs of revenue
Intelsat FSS	$35,831	$46,976	$68,166	$80,931
Galaxy	1,132	11,007	1,305	16,927
Eliminations	—	(1,173)	—	(1,781)

Consolidated direct costs of revenue	$36,963	$56,810	$69,471	$96,077

Selling, general and administrative
Intelsat FSS	$27,962	$33,415	$56,905	$66,402
Galaxy	617	1,991	851	3,832
Eliminations	—	—	—	—

Consolidated selling, general and administrative	$28,579	$35,406	$57,756	$70,234

Net income (loss)
Intelsat FSS	$42,946	$24,714	$107,085	$45,322
Galaxy	(665)	(12,177)	(779)	(19,731)
Minority interest in Galaxy	326	5,967	382	9,668

Consolidated net income	$42,607	$18,504	$106,688	$35,259

Capital expenditures
Intelsat FSS	$39,574	$150,863	$105,313	$233,660
Galaxy	—	2,860	—	6,661

Consolidated capital expenditures	$39,574	$153,723	$105,313	$240,321

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

	As of	As of June 30,
	December 31, 2003	2004
	(unaudited)	(unaudited)
Assets
Intelsat FSS	$5,037,331	$5,152,563
Galaxy	104,297	102,020
Eliminations	(68,911)	(68,911)

Consolidated assets	$5,072,717	$5,185,672

Note 16 Customer reorganizations

     (a) MCI reorganization

     In July 2002, WorldCom, Inc., which subsequently changed its name to MCI, Inc. (“MCI”), filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. MCI emerged from bankruptcy protection in April 2004. Intelsat’s revenue generated from MCI and its affiliates as direct customers was $10,413, or 4% of total revenue, for the three months ended June 30, 2003 and $21,934, or 5% of total revenue, for the six months ended June, 30, 2003. For the three and six months ended June 30, 2004 this revenue was $10,212, or 4%, and $20,551, or 4%, of total revenue. As of June 30, 2004, Intelsat had receivables of $9,967 due from MCI and its affiliates, of which $6,676 was reserved for in the Company’s allowance for doubtful accounts and $8,416 related to pre-petition receivables. The loss of MCI as a customer would reduce Intelsat’s revenue. In connection with MCI’s emergence from bankruptcy protection, Intelsat could receive settlement on pre-petition receivables in excess of the net receivables recorded, which could result in a reduction in bad debt expense in future periods. The Company cannot currently estimate the amount of any such settlement.

     (b) Verestar, Inc. reorganization

     Verestar, Inc. (“Verestar”), one of Intelsat’s largest customers, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on December 22, 2003. Revenue generated from Verestar and its affiliates was $6,147 and $13,062, or 3% of total revenue, for the three and six months ended June 30, 2003. For the three and six months ended June 30, 2004 this revenue was $5,311 and $10,540, or 2% of total revenue. As of June 30, 2004, Intelsat had receivables of $3,159 due from Verestar and its affiliates. This amount is not included in Intelsat’s net receivables balance, as payments from Verestar are being recorded on a cash basis. Intelsat’s competitor SES has made a bid to buy substantially all of the assets of Verestar that was approved by the bankruptcy court in April 2004. The transaction remains subject to a number of conditions, including FCC approval. If the transaction is successfully completed, Intelsat believes that, for operational reasons, SES would likely assume most of Intelsat’s existing contracts with Verestar. Nevertheless, Intelsat could lose Verestar as a customer. Such a loss could reduce Intelsat’s revenue.

Note 17 Proposed COMSAT General Corporation transaction

     On May 11, 2004, Intelsat, Ltd., Intelsat Government Solutions Corporation (“IGS”) and Intelsat MTC LLC (“MTC”) entered into an agreement with COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC and COMSAT New Services, Inc. (collectively, the “COMSAT Sellers”) pursuant to which IGS and MTC agreed to acquire the COMSAT Sellers’ business of providing satellite-based communications services to the U.S. government and other customers. The assets to be acquired include customer and vendor contracts associated with this business, as well as FCC and other governmental licenses, leased business premises and other related assets. In addition, IGS and MTC have agreed to assume certain liabilities related to the business. The transaction agreement provides for a total purchase price of approximately $90,330, comprised of a cash payment of approximately $50,330 and an additional $40,000 payable at the Company’s election either in the form of ordinary shares of Intelsat, Ltd. valued at $40,000, $40,000 in cash or a combination of ordinary shares and cash having an aggregate value of $40,000. IGS and MTC also expect to assume approximately $1,000 in net liabilities. However, the COMSAT Sellers may require that the Company pay a portion of the additional $40,000 payment in ordinary shares to the extent necessary for Lockheed Martin Corporation and its affiliates to own not less than 20%

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

of Intelsat’s issued and outstanding share capital on a fully diluted basis. The COMSAT Sellers have the right to do so only if Lockheed Martin Corporation has not participated as a selling shareholder in an initial public equity offering that the Company has completed and Lockheed Martin Corporation and its affiliates would own less than 20% of Intelsat’s ordinary shares on a fully diluted basis as a result of Intelsat’s election to pay the additional $40,000 in cash rather than in ordinary shares. The purchase price is subject to adjustment to reflect changes in the net assets of the business between December 31, 2003 and closing. The Company understands that the business to be acquired generated revenue of approximately $110,000 in 2001 and approximately $150,000 in each of 2002 and 2003.

     The number of ordinary shares to be issued to Lockheed Martin Corporation or its affiliates under the agreement will be based on a value of $13.00 per share. Intelsat’s agreement with the COMSAT Sellers provides for a cash adjustment, payable by Intelsat or the COMSAT Sellers as the case may be, if the Company completes an initial public equity offering after the closing of the COMSAT transaction but prior to October 1, 2007 and the actual initial public offering price per share is lower or higher than the value per share used to determine the number of shares issued at closing. If Intelsat has not conducted an initial public equity offering by October 1, 2004, the Company will be required to make additional payments to the COMSAT Sellers based on a formula specified in the agreement and subject to conditions set forth in the agreement. These payments would accrue from the later of October 1, 2004 and the closing date of the transaction until the earlier of the date of the Company’s initial public equity offering and October 1, 2007. If Intelsat does not complete an initial public equity offering by October 1, 2007, the COMSAT Sellers may require the Company to purchase any ordinary shares issued in connection with the transaction for a cash payment of up to $40,000 plus 5% per annum, subject to specified adjustments.

     The closing of this transaction is subject to the satisfaction or waiver of several conditions, including the expiration of any applicable waiting period under the Hart-Scott-Rodino Act, the expiration of the period of time for any applicable review process by the Committee on Foreign Investment in the United States, the receipt of required approvals from the FCC and the U.S. Department of Defense and the receipt of other governmental approvals. Early termination of the waiting period under the Hart-Scott-Rodino Act was granted in June 2004, and the public comment period for the applications seeking FCC approval of the assignment of the COMSAT Sellers’ licenses to Intelsat ended on July 26, 2004 with no comments filed. Other conditions include Intelsat’s ability to obtain the security clearances required in order to enable it to perform classified U.S. government contracts to be acquired as part of the transaction. Pursuant to the transaction agreement, the parties will enter into a number of agreements relating to the assets to be acquired, including agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction.

     In connection with this transaction, Intelsat has entered into a launch services agreement with Lockheed Martin Commercial Launch Services, Inc., an affiliate of Lockheed Martin Corporation, for the launch of a future satellite.

     The Company currently expects the closing of the COMSAT transaction to occur in the fourth quarter of 2004. Intelsat or the COMSAT Sellers may terminate the transaction agreement prior to closing under specified circumstances set forth in the transaction agreement.

     Intelsat currently intends to finance the acquisition of the COMSAT Sellers’ business by using cash on hand.

Note 18 Resolution of ITU priority issue

     On April 29, 2004, the Company entered into an agreement with New Skies in order to resolve an International Telecommunication Union (“ITU”) priority issue relating to the 121º West orbital location to which the Company acquired rights in connection with the Loral transaction. Specifically, the Company agreed to pay New Skies $32,000, in exchange for which New Skies agreed not to use any C-band frequencies at the 120.8º West orbital location that would interfere with the Company’s C-band operations at the 121º West location, whether on the IA-13 satellite currently operated at this location or on any replacement satellite using the same C-band frequencies as IA-13. The Company’s $32,000 payment to New Skies was made on May 6, 2004 and has been accounted for as an addition to an existing intangible asset. In connection with the Company’s agreement with New Skies, the Netherlands administration has entered into an intersystem coordination agreement with Papua New Guinea, which is the Company’s notifying administration for the 121º West orbital location. Prior to the closing of the Loral

INTELSAT, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except percentages and share and per share amounts)

transaction, the Company and the Sellers had agreed to a reduction in the purchase price for the Loral assets that was intended to represent the Sellers’ share of the estimated cost of resolving this ITU priority issue. Because the Company’s actual cost under the agreement with New Skies was less than had previously been estimated, the Company owed the Sellers $4,000, which was paid on May 14, 2004. This amount has been accounted for as an adjustment to the purchase price allocation.

Note 19 New accounting pronouncements

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This interpretation was revised in December 2003 (“FIN 46R”) to clarify the characteristics of a variable entity. FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of each such entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46R did not have a material impact on Intelsat’s results of operations or financial position. Management will continue to evaluate the impact that FIN 46R may have on Intelsat’s results of operations and financial position in future periods.

     In December 2003, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s results of operations or financial position. However, it could impact future arrangements.

     In December 2003, the FASB issued a revision of SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106. The revision of SFAS No. 132 requires additional disclosures about plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit cost recognized in interim periods. The revision of SFAS No. 132 is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The accompanying notes include the required interim disclosures.

Note 20 Potential investment in, or acquisition of, Intelsat

     As previously announced, Intelsat is exploring the potential of another party’s investment in or acquisition of the Company. However, Intelsat may decide not to pursue any such transaction or may not consummate any transaction that it does pursue. Any such transaction or the possibility that such a transaction may occur could materially impact Intelsat’s business and financial condition. For example, Intelsat could incur substantial additional indebtedness in connection with such a transaction. The possibility that such a transaction may occur and/or Intelsat’s decision to withdraw the registration statement relating to its initial public offering have resulted in the two principal credit rating agencies placing their ratings of the Company on review for downgrade or on credit watch with possible negative implications. Any credit rating downgrade would result in an increase in borrowing costs. Borrowing costs could also increase because the possibility that such a transaction may occur has been negatively perceived by the financial markets. Such a transaction could also have a material impact on Intelsat’s methods of operation and future business strategies, as an investor in or acquiror of Intelsat could decide to make significant changes to Intelsat’s business.

B. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read together with our unaudited condensed consolidated financial statements and the accompanying notes. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

     We are a leading provider of satellite communications services worldwide, supplying video, voice and data connectivity in over 200 countries and territories. Our global communications network includes 28 satellites in orbit (one of which is expected to become operational in mid-August 2004), leased capacity on 2 additional satellites owned by other satellite operators in the Asia-Pacific region and ground facilities related to the operation and control of our satellites. Our network also includes ground network assets consisting of teleports, points of presence and fiber connectivity in locations around the world that we are using to provide integrated end-to-end services. Our network includes the North American satellite assets of Loral Space & Communications Corporation and certain of its affiliates, referred to together as Loral or the Sellers, that we acquired in March 2004. We are a Bermuda holding company and conduct our operations through our wholly owned sales, service and license subsidiaries, supported by our regional sales and marketing support offices.

     Our consolidated financial statements reflect our investment in Galaxy Satellite TV Holdings Limited, referred to as Galaxy Holdings, and Galaxy Satellite Broadcasting Limited, referred to as Galaxy Satellite, as an investment in a consolidated affiliate. We have discussed below our consolidated financial results as well as condensed financial results for two reporting segments – “Intelsat FSS,” which excludes financial results for Galaxy Holdings and Galaxy Satellite, and “Galaxy,” which includes financial results for Galaxy Holdings and Galaxy Satellite. Refer to Note 8 to our condensed consolidated financial statements appearing elsewhere in this quarterly report for a discussion of our investment in Galaxy Holdings and Galaxy Satellite. Certain prior period amounts discussed below have been reclassified to conform to the current period’s presentation.

Results of Operations for the Three and Six Months Ended June 30, 2003 and June 30, 2004

     The following table sets forth the consolidated statements of operations data:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
	(in thousands)
Revenue	$244,508	$261,671	$483,420	$496,969

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	36,963	56,810	69,471	96,077
Selling, general and administrative	28,579	35,406	57,756	70,234
Depreciation and amortization	101,499	116,773	199,199	222,063

Total operating expenses	167,041	208,989	326,426	388,374

Income from operations	77,467	52,682	156,994	108,595
Interest expense	(23,556)	(33,758)	(44,295)	(74,282)
Interest income	225	871	247	3,369
Other (expense) income, net	(3,379)	5,252	10,727	8,633

Income before income taxes	50,757	25,047	123,673	46,315
Provision for income taxes	8,150	6,543	16,985	11,056

Net income	$42,607	$18,504	$106,688	$35,259

     The following table sets forth the condensed statements of operations data for the Intelsat FSS segment:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
	(in thousands)
Revenue	$242,389	$260,377	$480,714	$494,290

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	35,831	46,976	68,166	80,931
Selling, general and administrative	27,962	33,415	56,905	66,402
Depreciation and amortization	100,764	115,397	198,170	219,283

Total operating expenses	164,557	195,788	323,241	366,616

Income from operations	$77,832	$64,589	$157,473	$127,674

     The following table sets forth the condensed statements of operations data for the Galaxy segment:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2004	2003	2004
	(in thousands)
Revenue	$2,119	$2,467	$2,706	$4,460

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	1,132	11,007	1,305	16,927
Selling, general and administrative	617	1,991	851	3,832
Depreciation and amortization	735	1,376	1,029	2,780

Total operating expenses	2,484	14,374	3,185	23,539

Loss from operations	$(365)	$(11,907)	$(479)	$(19,079)

     Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer different service commitment types, including lease, channel and carrier, and managed services commitments. The table below sets forth our revenue by service commitment type and the percentage of total revenue represented by each. Revenue under the customer contracts we assumed from Loral are primarily included in the “lease services” category below. The “other services” category below includes revenue from other service commitment types and revenue from satellite engineering and operations services provided to other operators. The table below also sets forth revenue for the Galaxy segment and intercompany eliminations for satellite capacity that we provide to Galaxy Satellite.

	Three Months Ended June 30,
	2003		2004
	(in thousands, except percentages)
Lease services	$157,449	64.4%	$175,245	67.0%
Channel and carrier services	77,151	31.6	66,331	25.3
GlobalConnexSM Solutions services and other managed services	6,629	2.7	18,088	6.9
Other services	1,160	0.5	713	0.3
Galaxy revenue	2,119	0.8	2,467	0.9
Galaxy eliminations	—	—	(1,173)	(0.4)

Total	$244,508	100.0%	$261,671	100.0%

	Six Months Ended June 30,
	2003		2004
	(in thousands, except percentages)
Lease services	$309,735	64.1%	$323,737	65.1%
Channel and carrier services	158,310	32.7	135,796	27.3
GlobalConnexSM Solutions services and other managed services	11,045	2.3	32,997	6.6
Other services	1,624	0.3	1,760	0.4
Galaxy revenue	2,706	0.6	4,460	0.9
Galaxy eliminations	—	—	(1,781)	(0.3)

Total	$483,420	100.0%	$496,969	100.0%

     Revenue

     Consolidated revenue of $261.7 million for the three months ended June 30, 2004 reflects an increase of $17.2 million, or 7%, from $244.5 million for the three months ended June 30, 2003.

     Intelsat FSS revenue of $260.4 million for the three months ended June 30, 2004 reflects an increase of $18.0 million, or 7%, from $242.4 million for the three months ended June 30, 2003. This increase was primarily due to an increase in lease services revenue of $17.9 million. The increase in lease services revenue consisted mainly of $35.3 million generated from operation of the satellites and other assets acquired upon the closing of the Loral transaction in March 2004, partially offset by a $17.4 million reduction in revenue due to lease services commitments that expired during the period and were not renewed and to a reduction in the amount of capacity held in inventory by distributors for future sale. The increase in Intelsat FSS revenue was also partially offset by a decline in the volume of capacity sold as channel and carrier services of $10.8 million, reflecting the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes. The decline in revenue from channel and carrier services was offset by an $11.5 million increase in revenue associated with growth in our GlobalConnexSM Solutions services and other managed services, which included $1.1 million associated with contracts acquired in the Loral transaction. Other services revenue decreased $0.5 million due to a decline in revenue from satellite engineering and operations services provided to other operators.

     Galaxy revenue of $2.5 million for the three months ended June 30, 2004 reflects an increase of $0.4 million, or 19%, from $2.1 million for the three months ended June 30, 2003.

     Consolidated revenue of $497.0 million for the six months ended June 30, 2004 reflects an increase of $13.6 million, or 3%, from $483.4 million for the six months ended June 30, 2003.

     Intelsat FSS revenue of $494.3 million for the six months ended June 30, 2004 reflects an increase of $13.6 million, or 3%, from $480.7 million for the six months ended June 30, 2003. The increase was primarily attributable to an increase in lease services revenue of $14.0 million, which reflected $41.0 million in lease services revenue generated from operation of the satellites and other assets acquired upon the closing of the Loral transaction. This lease services revenue increase was offset by a decrease of $27.0 million due to the expiration of lease service agreements during the past year that were not renewed and to a reduction in the amount of capacity held in inventory by distributors for future sale. Partially offsetting the overall increase in revenue was a decrease in revenue from channel and carrier services of $22.5 million. The decrease in revenue from channel and carrier services was primarily due to a decrease in the volume of capacity sold as a result of the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes. The decline in revenue from channel and carrier services was mostly offset by a $22.0 million increase in revenue associated with growth in our GlobalConnexSM Solutions services and other managed services, which included $1.3 million associated with assets acquired in the Loral transaction.

     Galaxy revenue of $4.5 million for the six months ended June 30, 2004 reflects an increase of $1.8 million, or 65%, from $2.7 million for the six months ended June 30, 2003.

     Operating Expenses

     Consolidated direct costs of revenue (exclusive of depreciation and amortization) of $56.8 million for the three months ended June 30, 2004 reflect an increase of $19.8 million, or 54%, from $37.0 million for the three months ended June 30, 2003.

     Intelsat FSS direct costs of revenue (exclusive of depreciation and amortization) of $47.0 million for the three months ended June 30, 2004 reflect an increase of $11.2 million, or 31%, from $35.8 million for the three months ended June 30, 2003. This increase was principally due to increases in staff costs of $3.7 million partly attributed to severance costs, professional fees of $3.2 million primarily related to our transition services agreements with Loral, facility and operational costs of $1.6 million and costs of services of $1.5 million. The increase in costs of services was primarily due to an increase in expenses incurred for leased fiber capacity associated with growth in our GlobalConnexSM Solutions and other managed services.

     Galaxy’s direct costs of revenue (exclusive of depreciation and amortization) of $11.0 million for the three months ended June 30, 2004 reflect an increase of $9.9 million, or 900%, from $1.1 million for the three months ended June 30, 2003. This increase was principally due to programming costs of $9.5 million incurred in connection with the launch of Galaxy Satellite’s pay television service in February 2004, increases in staff costs of $0.9 million, expenses incurred for leased communications circuits of $0.5 million and increases in other expenses of $0.1 million.

     Consolidated direct costs of revenue (exclusive of depreciation and amortization) of $96.1 million for the six months ended June 30, 2004 reflect an increase of $26.6 million, or 38%, from $69.5 million for the six months ended June 30, 2003.

     Intelsat FSS direct costs of revenue (exclusive of depreciation and amortization) of $80.9 million for the six months ended June 30, 2004 reflect an increase of $12.7 million, or 19%, from $68.2 million for the six months ended June 30, 2003. This increase was principally due to increases in staff costs of $3.2 million partly related to severance costs, professional fees of $2.8 million primarily related to our transition services agreements with Loral, facility and operational costs of $2.1 million, costs of services of $1.7 million and other costs of $1.2 million. The increase in costs of services was primarily associated with growth in our GlobalConnexSM Solutions and other managed services, as described above.

     Galaxy’s direct costs of revenue (exclusive of depreciation and amortization) of $16.9 million for the six months ended June 30, 2004 reflect an increase of $15.6 million, or 1,200%, from $1.3 million for the six months ended June 30, 2003. This increase was principally due to programming costs of $14.4 million, increases in staff costs of $1.7 million and expenses related to leased communications circuits of $1.0 million.

     Consolidated selling, general and administrative expenses of $35.4 million for the three months ended June 30, 2004 reflect an increase of $6.8 million, or 24%, from $28.6 million for the three months ended June 30, 2003.

     Intelsat FSS selling, general and administrative expenses of $33.4 million for the three months ended June 30, 2004 reflect an increase of $5.4 million, or 19%, from $28.0 million for the three months ended June 30, 2003. This increase was primarily due to professional fees of $5.7 million mainly related to the withdrawal of our initial public offering, partially offset by decreases in other expenses of $0.3 million.

     Galaxy’s selling, general and administrative expenses of $2.0 million for the three months ended June 30, 2004 reflect an increase of $1.4 million, or 233%, from $0.6 million for the three months ended June 30, 2003. This increase was primarily due to increases in staff costs of $0.6 million, marketing and communications costs of $0.7 million and increases in other costs of $0.1 million.

     Consolidated selling, general and administrative expenses of $70.2 million for the six months ended June 30, 2004 reflect an increase of $12.4 million, or 21%, from $57.8 million for the six months ended June 30, 2003.

     Intelsat FSS selling, general and administrative expenses of $66.4 million for the six months ended June 30, 2004 reflect an increase of $9.5 million, or 17%, from $56.9 million for the six months ended June 30, 2003. This increase was primarily due to increases in professional fees of $6.2 million mainly due to the withdrawal of our initial public offering, bad debt expense of $3.5 million to reflect our recent bad debt experience and staff costs of $2.4 million partly related to severance costs. These increases were partially offset by decreases in facility and operational costs of $0.7 million and other costs of $1.9 million.

     Galaxy’s selling, general and administrative expenses of $3.8 million for the six months ended June 30, 2004 reflect an increase of $2.9 million, or 322%, from $0.9 million for the six months ended June 30, 2003. This increase was primarily due to increases in staff costs of $1.4 million, marketing and communications costs of $1.1 million and increases in other costs of $0.4 million.

     Consolidated depreciation and amortization of $116.8 million for the three months ended June 30, 2004 reflects an increase of $15.3 million, or 15%, from $101.5 million for the three months ended June 30, 2003.

     Intelsat FSS depreciation and amortization of $115.4 million for the three months ended June 30, 2004 reflects an increase of $14.6 million, or 14%, from $100.8 million for the three months ended June 30, 2003. This increase was primarily due to depreciation of $12.6 million recorded on the Intelsat Americas satellites acquired from Loral in March 2004. This increase was offset by a decrease of $1.5 million attributable to a reduction in satellite performance incentives paid on the Intelsat VII series satellites and an increase in the depreciable life of the IS-801 satellite. Also contributing to the increase in depreciation and amortization during the second quarter of 2004 was an increase in depreciation of $3.0 million relating to ground segment and infrastructure costs and intangible assets.

     Galaxy’s depreciation and amortization of $1.4 million for the three months ended June 30, 2004 reflects an increase of $0.7 million, or 100%, from $0.7 million for the three months ended June 30, 2003.

     Consolidated depreciation and amortization of $222.1 million for the six months ended June 30, 2004 reflects an increase of $22.9 million, or 11%, from $199.2 million for the six months ended June 30, 2003.

     Intelsat FSS depreciation and amortization of $219.3 million for the six months ended June 30, 2004 reflects an increase of $21.1 million, or 11%, from $198.2 million for the six months ended June 30, 2003. This increase was primarily due to depreciation of $14.6 million recorded on the Intelsat Americas satellites acquired from Loral in March 2004 and $4.1 million recorded on an Intelsat IX series satellite that did not become operational until the end of the first quarter of 2003. This increase was offset by a decrease of $3.0 million attributable to a reduction in satellite performance incentives paid on the Intelsat VII series satellites and an increase in the depreciable life of the IS-801 satellite. Also contributing to the increase in depreciation and amortization during the six-month period ended June 30, 2004 was an increase in depreciation of $5.3 million relating to ground segment and infrastructure costs and amortization of intangible assets.

     Galaxy’s depreciation and amortization of $2.8 million for the six months ended June 30, 2004 reflects an increase of $1.8 million, or 180%, from $1.0 million for the six months ended June 30, 2003.

     Interest Expense, Interest Income and Other Income, Net

     Consolidated interest expense consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense of $33.8 million for the three months ended June 30, 2004 reflects an increase of $10.2 million, or 43%, from $23.6 million for the three months ended June 30, 2003. This increase was primarily due to gross interest costs of $17.4 million associated with our 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013 issued in November 2003, partially offset by a $2.9 million increase in interest capitalized during the three months ended June 30, 2004 as compared to the amount capitalized during the same period in 2003. The increase in interest capitalized was attributable to the construction-in-progress balances relating to the IS-10-02 and IA-8 satellites during the three months ended June 30, 2004 as compared to those balances during the same period in 2003.

     Consolidated interest expense of $74.3 million for the six months ended June 30, 2004 reflects an increase of $30.0 million, or 68%, from $44.3 million for the six months ended June 30, 2003. This increase was primarily due to gross interest costs of $34.3 million associated with our 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013 issued in November 2003.

     Consolidated interest income of $0.8 million for the three months ended June 30, 2004 reflects an increase of $0.6 million, or 300%, from $0.2 million for the same period in the prior year. Consolidated interest income of $3.4 million for the six months ended June 30, 2004 reflects an increase of $3.2 million, or 1600%, from $0.2 million for the same period in the prior year. This $3.2 million increase was principally due to the cash on hand prior to the closing of the Loral transaction in 2004 as a result of the issuance in November 2003 of the 5.25% Senior Notes due 2008 and the 6.50% Senior Notes due 2013.

     Consolidated other income, net consists of non-operating income less non-operating expense. Consolidated other income, net of $5.3 million for the three months ended June 30, 2004 reflects an increase of $8.7 million, or 256%, from other expense of $3.4 million for the three months ended June 30, 2003. The increase was partly due to other expense of $3.6 million recorded for the three months ended June 30, 2003 in connection with an increase in an obligation payable by us under a share purchase agreement with Teleglobe Inc. that was not recorded for the three months ended June 30, 2004. Also contributing to the increase was an increase in the minority interest’s share in the losses of Galaxy of $5.7 million. Partially offsetting this increase was a $0.7 million decrease in other income.

     Consolidated other income, net of $8.6 million for the six months ended June 30, 2004 reflects a decrease of $2.1 million, or 20%, from $10.7 million for the six months ended June 30, 2003. The decrease was primarily due to other income of $10.4 million recorded for the six months ended June 30, 2003 in connection with a reduction in an obligation payable by us under a share purchase agreement with Teleglobe Inc. that was not recorded for the six months ended June 30, 2004. Also contributing to the decrease was an increase in our equity in the losses of an affiliate of $1.5 million. Partially offsetting these decreases was a $9.3 million increase in other income relating to the minority interest’s share in the losses of Galaxy.

     Income Taxes

     Our provision for income taxes totaled $6.5 million for the three months ended June 30, 2004 as compared to $8.2 million for the three months ended June 30, 2003. Our provision for income taxes totaled $11.1 million for the six months ended June 30, 2004 as compared to $17.0 million for the six months ended June 30, 2003. The effective tax rate on taxable income was 21% for the three and six months ended June 30, 2004 and 15% for the comparable 2003 periods. The increase in our effective tax rate was primarily due to the relatively consistent level of pre-tax earnings in the jurisdictions in which we are subject to income taxes, principally the United States and United Kingdom, despite the overall decline in our consolidated taxable income.

     In accordance with Statement of Financial Accounting Standards, referred to as SFAS, No. 109, Accounting for Income Taxes, our estimated effective tax rate is our estimated full year provision for income taxes divided by our estimated full year taxable earnings. These earnings exclude items of income or loss on which we do not record an associated tax liability or benefit. Items excluded for the reported periods are losses from our investment in Galaxy during the six months ended June 30, 2004 and the non-taxable other income related to a reduction in an obligation payable by us under a share purchase agreement with Teleglobe Inc. during the six months ended June 30, 2003. As a result of excluding the Galaxy losses, for purposes of determining our estimated effective tax rate for the six months ended June 30, 2004, our estimated full year taxable earnings were higher than pre-tax earnings as reflected on the consolidated income statement.

     Net Income

     Consolidated net income of $18.5 million for the three months ended June 30, 2004 reflects a decrease of $24.1 million, or 57%, from $42.6 million for the three months ended June 30, 2003. The decrease during the period was due principally to higher operating expenses and interest expense as compared to the same period in 2003, as discussed above. Consolidated net income of $35.3 million for the six months ended June 30, 2004 reflects a decrease of $71.4 million, or 67%, from $106.7 million for the six months ended June 30, 2003. The decrease during the period was due principally to higher operating expenses and interest expense and lower other income, net as compared to the same period in 2003, as discussed above.

     EBITDA

     EBITDA consists of earnings before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States, referred to as U.S. GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

     Consolidated EBITDA of $174.7 million for the three months ended June 30, 2004 reflects a decrease of $0.9 million, or 1%, from $175.6 million for the same period in 2003. Consolidated EBITDA of $339.3 million for the six months ended June 30, 2004 reflects a decrease of $27.6 million, or 8%, from $366.9 million for the same period in 2003. These decreases were principally due to higher operating expenses as compared to the same periods in 2003, as discussed above.

     The following table sets forth the reconciliation of consolidated net income to consolidated EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
	(in thousands)
Net income	$42,607	$18,504	$106,688	$35,259
Add:
Interest expense	23,556	33,758	44,295	74,282
Provision for income taxes	8,150	6,543	16,985	11,056
Depreciation and amortization	101,499	116,773	199,199	222,063
Subtract:
Interest income	225	871	247	3,369

EBITDA	$175,587	$174,707	$366,920	$339,291

     Intelsat FSS EBITDA of $179.3 million for the three months ended June 30, 2004 reflects an increase of $4.4 million, or 3%, from $174.9 million for the same period in 2003. This increase was principally due to higher revenue and lower other expense, partially offset by higher operating expenses, as compared to the same period in 2003, as discussed above. Intelsat FSS EBITDA of $346.0 million for the six months ended June 30, 2004 reflects a decrease of $20.0 million, or 5%, from $366.0 million for the same period in 2003. This decrease was principally due to higher operating expenses as compared to the same period in 2003, as discussed above.

     The following table sets forth the reconciliation of income from operations to EBITDA for the Intelsat FSS segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
	(in thousands)
Income from operations	$77,832	$64,589	$157,473	$127,674
Add:
Depreciation and amortization	100,764	115,397	198,170	219,283
Other income excluding minority interest	—	—	10,356	—
Subtract:
Other expense	3,694	715	—	926

EBITDA	$174,902	$179,271	$365,999	$346,031

     Galaxy’s EBITDA was not significant to our consolidated EBITDA for the three- and six-month periods ended June 30, 2003 and 2004. The negative EBITDA for the three months and six months ended June 30, 2004 was principally due to Galaxy having just launched its pay television service in February 2004.

     The following table sets forth the reconciliation of loss from operations to EBITDA for the Galaxy segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
	(in thousands)
Loss from operations	$(365)	$(11,907)	$(479)	$(19,079)
Add:
Depreciation and amortization	735	1,376	1,029	2,780
Subtract:
Other expense	11	—	11	109

EBITDA	$359	$(10,531)	$539	$(16,408)

Liquidity and Capital Resources

     We expect that the $965.1 million purchase price paid for the satellites and related assets that we acquired from the Sellers in the Loral transaction will be our most significant cash outlay in 2004. Other than in connection with the Loral transaction, our most significant cash requirements in 2004 arise from the payment of $400.0 million in debt maturing in 2004, $200.0 million of which has already been repaid, and the funding of capital expenditures.

     Cash Flow Items

     Net cash provided by operating activities of $275.3 million for the six months ended June 30, 2004 reflects an increase of $3.3 million, or 1%, from $272.0 million for the six months ended June 30, 2003. For the six months ended June 30, 2004, net cash provided by operating activities was principally comprised of $35.3 million in net income, $222.1 million in depreciation and amortization and an increase in operating assets and liabilities of $5.8 million. For the six months ended June 30, 2003, net cash provided by operating activities was principally comprised of $106.7 million in net income and $199.2 million in depreciation and amortization, partially offset by non-cash other income of $10.4 million recorded in connection with a decrease in an obligation payable by us under a share purchase agreement with Teleglobe Inc. and a $30.0 million contribution to our noncontributory defined benefit retirement plan.

     Net cash used in investing activities of $454.5 million for the six months ended June 30, 2004 reflects an increase of $309.1 million, or 213%, from $145.4 million for the six months ended June 30, 2003. Our investing activities during the six months ended June 30, 2004 consisted primarily of $240.3 million of capital expenditures mainly for satellites and associated launch services, a $50.0 million deposit on a future satellite ordered in connection with the

Loral transaction, a $32.0 million payment for rights to an orbital location, and $965.1 million paid to acquire assets in the Loral transaction, partially offset by the elimination of $700.0 million of restricted cash that is no longer restricted following the closing of the Loral transaction and $141.0 million of insurance proceeds received in connection with the Loral transaction. Our investing activities during the six months ended June 30, 2003 consisted of $50.4 million of capital expenditures for satellites and associated launch services, $44.7 million of capital expenditures for infrastructure projects and other ground network costs, $10.2 million of capitalized interest and a $58.0 million investment in WildBlue Communications Inc., offset by $17.9 million of cash acquired as a result of the consolidation of our investment in Galaxy.

     Net cash used in financing activities of $3.5 million for the six months ended June 30, 2004 reflects a decrease of $82.3 million, or 96%, from $85.8 million for the six months ended June 30, 2003. Our financing activities for the six months ended June 30, 2004 consisted primarily of the repayment of long-term debt of $200.0 million and proceeds from credit facility term loan borrowings of $200.0 million. Our financing activities for the six months ended June 30, 2003 consisted primarily of principal payments on deferred satellite performance incentives of $56.6 million. These principal payments consisted primarily of our payment of $53.4 million of the $60.0 million total cash payment due under an agreement to extinguish a portion of our deferred satellite performance incentive liability and repayments of commercial paper borrowings of $25.9 million. At June 30, 2004, we had no commercial paper borrowings outstanding.

     Debt and Other Liabilities

     At June 30, 2004, we had debt, including the current portion of such debt, of $2,366.4 million. Our debt at June 30, 2004 consisted of $400.0 million of U.S. dollar denominated bonds issued in the European capital markets, a $200.0 million term loan borrowing due 2007 under our $800.0 million credit facility, $400.0 million of U.S. dollar denominated 5.25% Senior Notes due 2008 offset by an unamortized discount of $0.1 million, $600.0 million of U.S. dollar denominated 7.625% Senior Notes due 2012 offset by an unamortized discount of $3.5 million, $700.0 million of U.S. dollar denominated 6.50% Senior Notes due 2013 offset by an unamortized discount of $2.0 million, $37.1 million in capital lease obligations, a $20.0 million note payable to Lockheed Martin Corporation and Galaxy’s $14.9 million note payable to TVB Satellite TV Holdings Limited, referred to as TVB Holdings, which holds an indirect minority interest in Galaxy Satellite. We incurred gross interest costs of $40.3 million for the three months ended June 30, 2004 and $27.0 million for the three months ended June 30, 2003. We incurred gross interest costs of $85.0 million for the six months ended June 30, 2004 and $54.2 million for the six months ended June 30, 2003.

     Of our debt outstanding as of June 30, 2004, $200.0 million matures in 2004, $200.0 million matures in 2005, $200.0 million matures in 2007 that may be repaid prior to maturity, $20.0 million matures in $5.0 million annual installments between 2007 and 2010, $14.9 million matures in two payments of $6.6 million in 2007 and $8.3 million in 2008. In addition, $400.0 million matures in 2008, $600.0 million matures in 2012 and $700.0 million matures in 2013. Our capital lease obligations mature in 2009.

     At December 31, 2003, we had debt, including the current portion of such debt, of $2,369.2 million. This debt included $600.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $400.0 million of U.S dollar denominated 5.25% Senior Notes due 2008 offset by an unamortized discount of $0.1 million, $600.0 million of U.S. dollar denominated 7.625% Senior Notes due 2012 offset by an unamortized discount of $3.7 million and $700.0 million of U.S. dollar denominated 6.50% Senior Notes due 2013 offset by an unamortized discount of $2.1 million. This debt also included $40.3 million in capitalized lease obligations, a $20.0 million note payable to Lockheed Martin Corporation and a $14.9 million note payable to TVB Holdings.

     Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $49.5 million as of June 30, 2004 and $52.4 million as of December 31, 2003.

     Receivables

     Our receivables, net totaled $202.8 million at June 30, 2004 and $203.6 million at December 31, 2003. Of these amounts, our gross trade receivables, consisting of total billed and unbilled service charges, were $223.0 million at June 30, 2004 and $223.1 million at December 31, 2003. The remaining balance in each period represents other receivables and the allowance for doubtful accounts.

     Capital Expenditures

     Excluding the $965.1 million that we have paid for the satellites and related assets acquired in connection with the Loral transaction, we expect that our capital expenditures in 2004 will total approximately $500 million. This amount includes approximately $200 million in expenditures relating to the Loral transaction and approximately $300 million in other capital expenditures. In 2004 and future years, our actual capital expenditures may differ from our expected capital expenditures as we pursue our business strategies and seek to respond to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which we determine to procure new satellites and have satellites under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the operational life of the satellite to be replaced. As a result of these factors, we frequently experience significant variances in our capital expenditure outlays from year to year.

     Capital Resources

     In December 2003, we entered into a credit agreement with a group of banks for an $800.0 million three-year unsecured credit facility, consisting of a $400.0 million term loan facility and a $400.0 million revolving facility. The credit facility expires in March 2007. Upon the closing of the new $800.0 million credit facility in March 2004, the $400.0 million unsecured revolving facility replaced a $500.0 million three-year unsecured revolving credit facility we had previously had in place, as described below.

     We financed the Loral transaction, including the $50.0 million deposit we made as prepayment for a portion of the purchase price of a new satellite, with the proceeds from our sale in November 2003 of our 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013. We repaid $200.0 million in principal amount of Dragon bond 6.625% Notes due March 22, 2004 by borrowing $200.0 million under the term loan portion of our $800.0 million credit facility. We may only use the remaining $200.0 million of the term loan portion of the facility to repay our $200.0 million in principal amount of Eurobond 8.375% Notes due October 14, 2004. We expect that the revolving credit portion of our $800.0 million facility will be used for working capital requirements and to support our commercial paper program. As of June 30, 2004, we had $200.0 million in outstanding borrowings under the term loan portion of the credit facility and no borrowings outstanding under the revolving portion of the credit facility. Our $800.0 million credit facility contains financial and operating covenants that, among other things, require us to maintain financial coverage ratios, limit our ability to pledge assets as security for additional borrowings and limit our ability to pay dividends on our ordinary shares. As of June 30, 2004, we were in compliance with the covenants under this credit facility.

     To support our commercial paper program and to provide funding for general corporate purposes, we had entered into an agreement in March 2002 with a group of financial institutions for a $500.0 million three-year unsecured revolving credit facility. This $500.0 million revolving credit facility was terminated in March 2004 upon the closing of the new $800.0 million credit facility described above.

     Other than in connection with the Loral transaction as described above, we expect that our liquidity requirements in 2004, including the repayment of $200.0 million in outstanding bonds maturing in October 2004, can be met with cash on hand and cash provided by operating activities. Other sources of funding, if needed, include commercial paper borrowings or additional borrowings under our $800.0 million credit facility. Any credit rating downgrade that we may experience could limit our ability to issue commercial paper, although in that event we believe our credit facility would provide us with sufficient liquidity. If we experienced a credit rating downgrade, our borrowing costs under our credit facility or from other financing sources would increase.

     We may be required to seek external financing if our capital requirements are greater than we currently anticipate as a result of strategic transactions or other unanticipated expenditures. If we incurred substantial additional indebtedness or engaged in a transaction negatively perceived by the financial markets, our credit rating could be negatively impacted, which, as discussed above, would result in an increase in our borrowing costs. For example, our exploration of the potential of another party’s investment in or acquisition of our company and/or the announcement that we withdrew our registration statement relating to our initial public offering has been negatively perceived by the financial markets and has resulted in the two principal rating agencies placing our ratings on review for possible downgrade or credit watch with possible negative implications.

Currency and Exchange Rates

     Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. For the six months ended June 30, 2004, our Brazilian customers represented approximately 2% of our revenue.

     Our indirect investment in Galaxy, including our future cash and in-kind contribution commitments, is denominated in Hong Kong dollars. In addition, we consolidate Galaxy’s financial statements, including revenues and programming and other costs, which are denominated in Hong Kong dollars. As a result, we are subject to exposure with regard to changes in the value of the Hong Kong dollar as compared to the U.S. dollar. To date, the cumulative foreign currency translation adjustment has been insignificant.

     Transactions in other currencies are converted into and from U.S. dollars using rates in effect on the dates of the transactions.

Disclosures about Market Risk

     We have existing obligations related to our long-term debt agreements. These financial instruments are discussed further in Note 10 to our unaudited condensed consolidated financial statements appearing elsewhere in this quarterly report. As of December 31, 2003, we did not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of December 31, 2003, we had approximately $2.4 billion in fixed-rate debt. To the extent that we fund working capital needs or our capital expenditures using commercial paper or our revolving credit facility, we will be subject to interest rate and related cash flow risk. In March 2004, we borrowed $200.0 million under our $800.0 million credit facility. This borrowing bears interest at a floating rate; therefore, we are subject to some interest rate risk in respect of this borrowing. However, we do not believe we are subject to significant interest rate risk as the interest rate applicable to this borrowing resets every three months and is tied to the London Interbank Offered Rate. We believe the fair value of this borrowing approximates its carrying amount at June 30, 2004, as the borrowing occurred in March 2004, and the interest rate on the borrowing was reset in June 2004. We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure arising from changes in interest rates. To the extent that we become subject to significant interest rate risk in the future, we will evaluate the appropriateness of using various hedging instruments.

     Presented below is an analysis of our financial instruments as of December 31, 2003 that are sensitive to changes in interest rates. The table demonstrates the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed-rate debt, the sensitivity table below illustrates “market values,” or the prices at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of December 31, 2003.

	Interest Rate Risk (in millions) as of December 31, 2003
	Valuation of Securities				Valuation of Securities
	Given an Interest Rate Decrease			No Change in	Given an Interest Rate Increase
	of X Basis Points			Interest Rates	of X Basis Points
	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)
$700 million principal 6.5% senior notes due 11/01/13	$818.8	$789.1	$760.7	$734.0	$707.8	$683.2	$659.6
$600 million principal 7.625% senior notes due 04/15/12	$745.0	$721.7	$699.3	$678.7	$657.1	$637.2	$618.2
$400 million principal 5.25% senior notes due 11/01/08	$436.7	$427.5	$418.5	$410.0	$401.3	$393.0	$384.9
$200 million principal Eurobond 8.125% notes due 02/28/05	$216.1	$214.9	$213.7	$211.8	$211.3	$210.1	$208.9
$200 million principal Eurobond 8.375% notes due 10/14/04	$211.5	$210.6	$209.8	$209.0	$208.2	$207.4	$206.6
$200 million principal Dragon bond 6.625% notes due 3/22/04	$202.6	$202.4	$202.1	$201.9	$201.6	$201.4	$201.2

     This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis. The $200.0 million in principal amount of Dragon bond 6.625% Notes due March 22, 2004 was paid on the maturity date for these notes.

     As of December 31, 2002, we did not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities were fixed. As of December 31, 2003, we had approximately $1.1 billion more in long-term fixed rate debt than we had as of December 31, 2002. Accordingly, any changes in interest rates would be more significant as of December 31, 2003 in comparison to December 31, 2002.

Critical Accounting Policies

     Our significant accounting policies are described fully in Note 2 to our consolidated financial statements and Item 5 — “Operating and Financial Review and Prospects — Critical Accounting Policies” included in our annual report on Form 20-F for the fiscal year ended December 31, 2003. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our satellites and other property and equipment, business combinations, goodwill, impairment of long-lived and amortizable intangible assets, income taxes, deferred satellite performance incentives, retirement plans and other postretirement benefits, and investments in affiliated companies. The impact of any risks related to these policies on our business operations is discussed in this “Operating and Financial Review and Prospects” section where these policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

     Our Shareholder Relationships

     Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership in the IGO. The IGO’s owners were also its principal customers, and they received ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As we are the successor entity to the IGO, a significant number of our customers are also shareholders in our company. Lockheed Martin Corporation is our largest shareholder. Our shareholders, most of which were the IGO’s owners, accounted for approximately 54% of revenue for the six months ended June 30, 2003 and approximately 47% of revenue for the six months ended June 30, 2004.

     Shareholder Collateral and Other Deposits

     Included in accounts payable and accrued liabilities in the condensed consolidated balance sheets appearing elsewhere in this quarterly report are collateral and other deposits held from customers that are also shareholders in the amounts of $19.0 million at December 31, 2003 and $16.5 million at June 30, 2004. Collateral generally represents cash balances held in accordance with service agreements. Deposits generally represent cash balances held to secure future capacity under right of first refusal arrangements. Associated cash balances contain no restrictions and generally are non-interest bearing.

     Amendment to Teleglobe Share Purchase Agreement

     During the six months ended June 30, 2003, we recorded other income of $10.4 million in connection with a reduction in an obligation payable by us under a share purchase agreement with Teleglobe Inc. There was no other income recorded during the six months ended June 30, 2004 related to this agreement.

     In March 2004, Intelsat Global Sales & Marketing Ltd., referred to as Intelsat Global Sales, and Teleglobe Inc. entered into an amendment to the share purchase agreement, which is described in Note 21(b) to the consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2003. The amendment provided that the Intelsat, Ltd. ordinary shares acquired by Intelsat Global Sales from Teleglobe Inc., which had been held in escrow, would be valued pursuant to a formula based on the range for the initial public offering price of our ordinary shares set forth on the cover page of the prospectus filed in connection with our contemplated initial public equity offering. Based on this amendment, all of the shares held in escrow were distributed to Intelsat Global Sales in April 2004. These shares were then transferred to Intelsat (Bermuda), Ltd. in June 2004.

New Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board, referred to as FASB, issued Interpretation No. 46, referred to as FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This interpretation was revised in December 2003, referred to as FIN 46R, to clarify the characteristics of a variable entity. FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of each such entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46R did not have a material impact on our results of operations or financial position. We will continue to evaluate the impact that FIN 46R may have on our results of operations and financial position in future periods.

     In December 2003, the Securities and Exchange Commission, referred to as the SEC, issued Staff Accounting Bulletin No. 104, referred to as SAB 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on our results of operations or financial position. However, it could impact future arrangements.

     In December 2003, the FASB issued a revision of SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106. The revision of SFAS No. 132 requires additional disclosures about plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit cost recognized in interim periods. The revision of SFAS No. 132 is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The notes to our condensed consolidated financial statements appearing elsewhere in this quarterly report include the required interim disclosures.

Proposed COMSAT General Corporation transaction

     On May 11, 2004, we, our Intelsat Government Solutions Corporation subsidiary, referred to as IGS, and our Intelsat MTC LLC subsidiary, referred to as MTC, entered into an agreement with COMSAT General Corporation,

Lockheed Martin Global Telecommunications, LLC and COMSAT New Services, Inc., referred to together as the COMSAT Sellers, pursuant to which IGS and MTC agreed to acquire the COMSAT Sellers’ business of providing satellite-based communications services to the U.S. government and other customers. The assets to be acquired include customer and vendor contracts associated with this business, as well as U.S. Federal Communications Commission, referred to as the FCC, and other governmental licenses, leased business premises and other related assets. In addition, IGS and MTC have agreed to assume certain liabilities related to the business. The transaction agreement provides for a total purchase price of approximately $90.3 million, comprised of a cash payment of approximately $50.3 million and an additional $40.0 million payable at our election either in the form of ordinary shares of Intelsat, Ltd. valued at $40.0 million, $40.0 million in cash or a combination of ordinary shares and cash having an aggregate value of $40.0 million. IGS and MTC also expect to assume approximately $1.0 million in net liabilities. However, the COMSAT Sellers may require that we pay a portion of the additional $40.0 million payment in ordinary shares to the extent necessary for Lockheed Martin Corporation and its affiliates to own not less than 20% of our issued and outstanding share capital on a fully diluted basis. The COMSAT Sellers have the right to do so only if Lockheed Martin Corporation has not participated as a selling shareholder in an initial public equity offering that we have completed and Lockheed Martin Corporation and its affiliates would own less than 20% of our ordinary shares on a fully diluted basis as a result of our election to pay the additional $40.0 million in cash rather than in ordinary shares. The purchase price is subject to adjustment to reflect changes in the net assets of the business between December 31, 2003 and closing. We understand that the business to be acquired generated revenue of approximately $110 million in 2001 and approximately $150 million in each of 2002 and 2003.

     The number of ordinary shares to be issued to Lockheed Martin Corporation or its affiliates under the agreement will be based on a value of $13.00 per share. Our agreement with the COMSAT Sellers provides for a cash adjustment, payable by us or the COMSAT Sellers as the case may be, if we complete an initial public equity offering after the closing of the COMSAT transaction but prior to October 1, 2007 and the actual initial public offering price per share is lower or higher than the value per share used to determine the number of shares issued at closing. If we have not conducted an initial public equity offering by October 1, 2004, we will be required to make additional payments to the COMSAT Sellers based on a formula specified in the agreement and subject to conditions set forth in the agreement. These payments would accrue from the later of October 1, 2004 and the closing date of the transaction until the earlier of the date of our initial public equity offering and October 1, 2007. If we do not complete an initial public equity offering by October 1, 2007, the COMSAT Sellers may require us to purchase any ordinary shares issued in connection with the transaction for a cash payment of up to $40.0 million plus 5% per annum, subject to specified adjustments.

     The closing of this transaction is subject to the satisfaction or waiver of several conditions, including the expiration of any applicable waiting period under the Hart-Scott-Rodino Act, the expiration of the period of time for any applicable review process by the Committee on Foreign Investment in the United States, the receipt of required approvals from the FCC and the U.S. Department of Defense and the receipt of other governmental approvals. Early termination of the waiting period under the Hart-Scott-Rodino Act was granted in June 2004, and the public comment period for the applications seeking FCC approval of the assignment of the COMSAT Sellers’ licenses to us ended on July 26, 2004 with no comments filed. Other conditions include our ability to obtain the security clearances required in order to enable us to perform classified U.S. government contracts to be acquired as part of the transaction. Pursuant to our transaction agreement with the COMSAT Sellers, we and the COMSAT Sellers will enter into a number of agreements relating to the assets to be acquired, including agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction.

     In connection with this transaction, we have entered into a launch services agreement with Lockheed Martin Commercial Launch Services, Inc., an affiliate of Lockheed Martin Corporation, for the launch of a future satellite.

     We currently expect the closing of the COMSAT transaction to occur in the fourth quarter of 2004. We or the COMSAT Sellers may terminate the transaction agreement prior to closing under specified circumstances set forth in the transaction agreement.

     We currently intend to finance the acquisition of the COMSAT Sellers’ business by using cash on hand.

Resolution of ITU priority issue

     On April 29, 2004, we entered into an agreement with New Skies Satellites N.V., referred to as New Skies, in order to resolve an International Telecommunication Union priority issue relating to the 121º West orbital location to which we acquired rights in connection with the Loral transaction. Specifically, we agreed to pay New Skies $32.0 million, in exchange for which New Skies agreed not to use any C-band frequencies at the 120.8º West orbital location that would interfere with our C-band operations at the 121º West location, whether on the IA-13 satellite currently operated at this location or on any replacement satellite using the same C-band frequencies as IA-13. Our $32.0 million payment to New Skies was made on May 6, 2004 and has been accounted for as an addition to an existing intangible asset. In connection with our agreement with New Skies, the Netherlands administration has entered into an intersystem coordination agreement with Papua New Guinea, which is our notifying administration for the 121º West orbital location. Prior to the closing of the Loral transaction, we and the Sellers had agreed to a reduction in the purchase price for the Loral assets that was intended to represent the Sellers’ share of the estimated cost of resolving this International Telecommunication Union priority issue. Because our actual cost under the agreement with New Skies was less than we had estimated, we owed the Sellers $4.0 million, which was paid on May 14, 2004. This amount has been accounted for as an adjustment to the purchase price allocation.

ORBIT Act

     We are subject to the requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act, referred to as the ORBIT Act, which sets forth criteria that the FCC must evaluate in considering our license and renewal applications and in connection with customer requests for authorization to use our satellite capacity to provide “non-core services” to, from or within the United States and to provide “additional services.” “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. The FCC defines “additional services” as direct-to-home or direct broadcast satellite video services or services in the Ka- or V-band. One of the statutory criteria requires us to make an initial public offering. Pursuant to an amendment to the ORBIT Act that became law in May 2004, the initial public offering must be conducted by no later than June 30, 2005, which may be extended to December 31, 2005 by the FCC. If the FCC determines that we have failed to comply with the requirements of the ORBIT Act, the FCC may impose limitations on or deny our applications for satellite licenses and for the renewal of these licenses and may limit or revoke previous authorizations to provide “non-core services” to, from or within the United States. The FCC may also deny licensing for “additional services.”

     The FCC’s order relating to the Loral transaction prohibits Intelsat North America LLC from using the satellites acquired from Loral to provide capacity for direct-to-home, referred to as DTH, services until we have completed an initial public offering that meets the requirements of the ORBIT Act. However, the FCC granted special temporary authority to Intelsat North America LLC to provide capacity for DTH services to the former Loral customers that were providing DTH services at the time of the closing of the Loral transaction. This special temporary authority was extended in July 2004 and currently expires on March 12, 2005. In March 2004, one of our competitors, SES AMERICOM, Inc., referred to as SES, filed an application for review of the FCC’s order relating to the Loral transaction. SES’ application requests that the FCC vacate the special temporary authority to provide capacity for DTH services and requests that the FCC reconsider its decision not to impose conditions on our ability to provide services to the U.S. government using the acquired satellites. The comment period relating to SES’ application has ended, and the FCC has not yet acted on the application. If the FCC’s decision on SES’ application is adverse to us, the FCC could revoke the special temporary authority under which Intelsat North America LLC is providing capacity for DTH services.

Potential investment in, or acquisition of, our company

     As previously announced, we are exploring the potential of another party’s investment in or acquisition of us. However, we may decide not to pursue any such transaction or may not consummate any transaction that we do pursue. Any such transaction or the possibility that such a transaction may occur could materially impact our business and financial condition. For example, we could incur substantial additional indebtedness in connection with such a transaction. Even the possibility that such a transaction may occur has been negatively perceived by the financial markets and could negatively impact our credit ratings, which would result in an increase in our borrowing costs. See “Liquidity and Capital Resources—Capital Resources” above for a discussion of the impact that the possibility of such a transaction and our decision to withdraw our initial public offering have had on our credit ratings. Such a transaction could also have a material impact on our methods of operation and future business strategies, as an investor in or acquiror of us could decide to make significant changes to our business.

EXHIBITS

Exhibit to this quarterly report:

Number Exhibit	Exhibit

1	Transaction Agreement, dated as of May 11, 2004, by and among COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC, COMSAT New Services, Inc., Intelsat Government Solutions Corporation, Intelsat MTC LLC and Intelsat, Ltd.*(1)

*	Furnished herewith.

(1)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on the date hereof.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.
By:	/s/ William Atkins
William Atkins
Executive Vice President and Chief Financial Officer (principal financial officer)

By:	/s/ Mark Moyer
Mark Moyer
Senior Vice President and Controller, Intelsat Global Service Corporation (principal accounting officer)

Date: August 3, 2004